Exhibit 12

FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Years Ended December 31,

	2003	2002	2001	2000	1999

	(in millions)
Earnings
Income before income taxes	$3,035	$1,965	$1,494	$2,507	$2,085
Less equity in net income/ (loss) of affiliated companies	12	13	5	(22)	(25)
Fixed charges	5,867	6,967	8,959	8,940	7,165

Earnings before fixed charges	$8,890	$8,919	$10,448	$11,469	$9,275

Fixed charges
Interest expense	$5,831	$6,929	$8,922	$8,910	$7,140
Rents	36	38	37	30	25

Total fixed charges	$5,867	$6,967	$8,959	$8,940	$7,165

Ratio of earnings to fixed charges	1.52	1.28	1.17	1.28	1.29

      For purposes of our ratio, earnings consist of the sum of pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries, less equity in net income/(loss) of affiliated companies, plus fixed charges. Fixed charges consist of interest on borrowed funds, amortization of debt discount, premium, and issuance expense, and one-third of all rental expense (the proportion deemed representative of the interest factor).

12-1